Exhibit 99.1

For Immediate Release

March 23, 2012

SAP Announces Availability of 2011 Annual Report and U.S. Securities and Exchange Commission Filing on Form 20-F

•	SAP Reaffirms its Full-Year 2012 Business Outlook

•	SAP Aims to Reach a 35% Non-IFRS Operating Margin and Exceed €20 Billion in Annual Total Revenue by 2015

•	SAP Announces New Long Term Incentive Plans for Executive Board Members and Employees

WALLDORF, Germany — March 23, 2012 — SAP AG (NYSE: SAP) announced today that its Annual Report to Shareholders (including the IFRS audited financial statements) for the year ended December 31, 2011 is now available, and that SAP’s Annual Report on Form 20-F has been filed with the U.S. Securities and Exchange Commission (SEC). Both reports can be accessed via SAP’s Web site at www.sap.com/investor and www.sap.de/investor. Hardcopies of both reports can be ordered free of charge:

(i) online at www.sap.com/investor and www.sap.de/investor,

(ii) via phone +49 6227 7-67336 or +1-877-727-7862 or

(iii) by sending an e-mail to investor@sap.com.

In the 2011 Annual Report to Shareholders, SAP reaffirmed its previously published (January 25, 2012) business outlook for the full-year 2012.

•

The Company expects full-year 2012 non-IFRS software and software-related service revenue to increase in a range of 10% to 12% at constant currencies (2011: €11.35 billion). This includes a contribution of up to 2 percentage points from SuccessFactors’ business.

•

The Company expects full-year 2012 non-IFRS operating profit to be in a range of €5.05 billion to €5.25 billion at constant currencies (2011: €4.71 billion). Full-year 2012 non-IFRS operating profit excluding SuccessFactors is expected to be in a similar range.

•	The Company projects a full-year 2012 IFRS effective tax rate of 26.5% to 27.5% (2011: 27.9%) and a non-IFRS effective tax rate of 27.0% to 28.0% (2011: 26.6%).

SAP Announces Availability of 2011 Annual Report and
U.S. Securities and Exchange Commission Filing on Form 20-F	Page 2

Also in the 2011 Annual Report to Shareholders, SAP stated that by 2015, it aims to increase annual total revenue to more than €20 billion. In the same period, SAP aims to widen its non-IFRS operating margin to 35%.

In addition, SAP announced today new long-term incentive programs for employees and Executive Board members that are designed to reward participants for their contribution to achieving the company’s ambitious 2015 goals. In addition, SAP has expanded the share matching plan 2012 for employees in celebration of SAP’s 40th anniversary. For more information on these incentive programs as well as the estimated amount of share-based compensation expenses for 2012 see the following Webmessages online at www.sap.com/investor.

SAP Expands Employee and Board Member Participation in Company’s Success

SAP’s Non-IFRS Financial Measures: 2012 Estimates of the Differences Between IFRS and Non-IFRS

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 183,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2012 SAP AG. All rights reserved.

SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, StreamWork, SAP HANA, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries.

Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company.Sybase and Adaptive Server, iAnywhere, Sybase 365, SQL Anywhere, and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase, Inc. Sybase is an SAP company.

Crossgate, m@gic EDDY, B2B 360°, and B2B 360° Services are registered trademarks of Crossgate AG in Germany and other countries. Crossgate is an SAP company.

All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

These materials are subject to change without notice. These materials are provided by SAP AG and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be

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liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit

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For more information, financial community only:

Stefan Gruber +49 (6227) 7-44872 investor@sap.com, CET

For more information, press only:

Christoph Liedtke +49 (6227) 7-50383 christoph.liedtke@sap.com, CET

Daniel Reinhardt +49 (6227) 7-40201 daniel.reinhardt@sap.com, CET

Jim Dever +1 (610) 661-2161 james.dever@sap.com, ET

Lynn Ong +65 6768 6439 lynn.ong@sap.com, SGT (GMT +8)

Follow SAP Investor Relations on Twitter at @sapinvestor.